Filed pursuant to Rule 433
Registration Statement No. 333-123150
March 2, 2006
ENTERPRISE PRODUCTS PARTNERS L.P.
Pricing Sheet — March 2, 2006
16,000,000 Common Units Representing Limited Partner Interests

Offering price	:	$23.90 per unit

Over-allotment option	:	2,400,000 additional common units (30 days)

Proceeds, net of underwriting commission	:	$367,104,000 (no over-allotment option) or $422,169,600 (including over-allotment option)

Trade Date	:	March 2, 2006

Settlement Date	:	March 8, 2006

Issuer Symbol	:	EPD

Exchange	:	NYSE

CUSIP	:	293792107

Underwriters	:	Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Sanders Morris Harris Inc.
Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Natexis Bleichroeder Inc.
Oppenheimer & Co. Inc.
Prior to purchasing the common units being offered pursuant to the prospectus supplement, between March 1, 2006 and March 2, 2006, one of the underwriters purchased, on behalf of the syndicate, 88,000 common units at an average price of $23.95 per unit in stabilizing transactions.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site a www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847 (Lehman Brothers) or 1-800-584-6837 or 917-606-8474 (Morgan Stanley).